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SEC FILE NUMBER
8-32590

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Concourse Financial Group Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2801 Highway 280 South
(No. and Street)

Birmingham	AL	35223
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Darren Guerrera	205-268-5553	Darren Guerrera Concoursefinancial com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

420 20th Street North, Suite 1800	Birmingham	AL	35203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Concourse Financial Group Securities, Inc., as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VANESSA RICAURTE MY COMMISSION EXPIRES DECEMBER 6, 2028 NOTARY PUBLIC STATE OF ALABAMA

Signature: [signature]

Title: Chief Financial Officer

Vanessa Ricaurte
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Concourse Financial Group Securities, Inc.

(a wholly owned subsidiary of
Protective Life Corporation)
Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
December 31, 2024

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Index to Financial Statements and Supplementary Information
December 31, 2024

KPMG

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Concourse Financial Group Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Concourse Financial Group Securities, Inc. (the Company) as of December 31, 2024, the related statements of loss, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Company's auditor since 2024.

Birmingham, Alabama
March 10, 2025

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	12,899,804
Securities owned, at fair value		124
Investments related to deferred compensation plans, at fair value		28,045,527
Receivables from brokers and dealers		4,304,374
Due from affiliate		48,053
Current income tax receivable		359,013
Fixed assets, net of accumulated depreciation of $1,093,993		212,921
Other assets, net of allowance for credit losses of $153,245		4,533,076
Deferred income taxes, net		1,958,504
Total assets	$	52,361,396
Liabilities and Stockholder's Equity		
Liabilities		
Commissions payable	$	3,008,837
Due to parent and affiliates		2,466,182
Deferred compensation obligation		28,049,963
Other accrued expenses		5,017,773
Deferred revenue		121,648
Total liabilities		38,664,403
Stockholder's equity		
Common stock, $1 par value; 250,000 shares authorized, 114,408 shares issued and outstanding		114,408
Additional paid-in capital		24,625,311
Retained deficit		(11,042,726)
Total stockholder's equity		13,696,993
Total liabilities and stockholder's equity	$	52,361,396

The accompanying notes are an integral part of these financial statements.

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Loss
Year Ended December 31, 2024

Revenues		
Commissions	$	68,832,386
Advisory		45,363,827
Asset based		763,153
Transaction and fee		4,875,125
Interest and dividend income		2,198,536
Investment gain, net		2,574,327
Total revenues		124,607,354
Expenses		
Commissions		92,247,310
Salaries and wages		11,024,418
Technology		5,763,663
Legal, accounting and consulting		2,714,277
Corporate and divisional allocations, related party		4,783,580
Clearing and advisory services expense		3,487,087
Portfolio managers fee		3,371,964
Licenses, fees and assessments		701,052
Occupancy, related party		633,349
Depreciation		286,965
Other operating expenses		1,615,982
Total expenses		126,629,647
Loss before income taxes		(2,022,293)
Income tax benefit		(1,505,299)
Net loss	$	(516,994)

The accompanying notes are an integral part of these financial statements.

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

	Common Stock		Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2024	114,408	$ 114,408	$ 22,125,311	$ (10,525,732)	$ 11,713,987
Capital contribution	-	-	2,500,000	-	2,500,000
Net loss	-	-	-	(516,994)	(516,994)
Balance at December 31, 2024	114,408	114,408	24,625,311	(11,042,726)	13,696,993

The accompanying notes are an integral part of these financial statements.

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Statement of Cash Flows
Year Ended December 31, 2024

Cash flows from operating activities	
Net loss	$ (516,994)
Adjustments to reconcile net loss to net cash used in operating activities	
Unrealized investment gain, net	(2,056,060)
Deferred income taxes, net	(1,499,559)
Depreciation expense	286,965
Forgiveness of representative loan receivables	683,043
Changes in assets and liabilities, net of effect of net assets assigned:	
Investments, at fair value	58,033
Investments related to deferred compensation plans, at fair value	(993,276)
Receivables from brokers and dealers	(15,647)
Due from affiliate	74,314
Current income tax receivable	2,626
Payments received on representative loan receivables	56,706
Issuance of representative loan receivables	(1,750,000)
Other assets	36,794
Commissions payable	1,094,719
Deferred compensation obligation	3,052,004
Due to parent and affiliates	1,015,161
Other accrued expenses	945,720
Deferred revenue	(253,010)
Net provided by operating activities	221,539
Cash flows from investing activities	
Consideration paid for net assets assigned, net of cash acquired	(559,240)
Net cash used in investing activities	(559,240)
Cash flows from financing activities	
Captial contribution	2,500,000
Net cash provided by financing activities	2,500,000
Change in cash and cash equivalents	2,162,299
Cash and cash equivalents	
Beginning of year	10,737,505
End of year	$ 12,899,804
Supplemental disclosure of cash flow information	
Cash received for income taxes	$ 23,911

The accompanying notes are an integral part of these financial statements.

1. General

Concourse Financial Group Securities, Inc. (the "Company"), formerly known as ProEquities, Inc., is a full-service broker-dealer incorporated under the laws of the state of Alabama. The Company is also a registered investment adviser. The Company operates across the United States and is headquartered in Birmingham, Alabama. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Protective Life Corporation ("PLC"). On February 1, 2015, The Dai-ichi Life Insurance Company, Limited, a *kabushiki kaisha* organized under the laws of Japan (now known as Dai-ichi Life Holdings, Inc., "Dai-ichi Life"), acquired 100% of the Company's outstanding shares of common stock through the merger of DL Investment (Delaware), Inc., a Delaware corporation and wholly owned subsidiary of Dai-ichi Life, with and into the Company, with the Company continuing as the surviving entity (the "Merger"). As a result of the Merger, the Company became a direct, wholly owned subsidiary of Dai-ichi Life. Effective January 1, 2023, the Company became a wholly owned subsidiary of Dai-ichi Life International Holding, LLC, a *godo kaisha* organized under the laws of Japan and subsidiary of Dai-ichi Life ("Dai-ichi Life International"), upon the transfer of all of the outstanding shares of the Company's common stock from Dai-ichi Life to Dai-ichi Life International. Dai-ichi Life remains the ultimate controlling parent corporation of the Company. PLC provides operating capital to the Company, as needed, to provide supplemental funding for the operations and activities of the Company. In addition to the Company's core broker-dealer operations, the Company maintains a fixed income division that offers a wide variety of fixed income products and services to individual and institutional investors. The Company also maintains a wholesaling division supporting variable life insurance sales.

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment advisory, and securities wholesaling. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 9), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies, and the measure of segment assets is presented in the Statement of Financial Condition as total assets.

On September 18, 2024, the Company entered into an asset purchase agreement (APA) with Cetera Financial Group, Inc. (Cetera) selling substantially all the Company's assets, including business relationships with its registered representatives and client accounts.

In accordance with Accounting Standards Codification (ASC) 805, Business Combinations, this transaction constitutes a sale of assets and liabilities to Cetera. The closing date of the sale was February 20, 2025. On that date the Company's representatives and client accounts converted to Cetera's platform. Subject to regulatory approval, the Company will withdraw its broker-dealer registration and operations will be discontinued.

On November 16, 2024, in accordance with the APA, the Company assigned to an affiliate, Investment Distributors, Inc. (IDI), certain net assets, contracts with third parties, and intellectual property related to its wholesaling division.

2. Business Operations

Due to the APA with Cetera and the resulting sale of the Company's assets and client accounts, the Company plans to discontinue operations once it receives the necessary regulatory approvals to withdraw as a broker-dealer from FINRA. These financial statements has been prepared with the assumption that the Company will continue as

a going concern and with the Company's sufficient available capital will be able to realize its assets and discharge its liabilities in the normal course of business.

As a result of FINRA's substantive approval rights over the Company's withdrawal as a broker-dealer, the Company has determined that it does not meet the requirements to adopt liquidation basis of accounting under ASC 205-30, Liquidation Basis of Accounting, as of December 31, 2024. Accordingly, the Company has applied the going concern basis of accounting in the accompanying financial statements. Upon receiving the required approvals from FINRA, the Company will begin applying the liquidation basis of accounting.

3. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Accounting for Securities Transactions

The Company clears all exchange-based brokerage security transactions through Pershing, LLC ("Pershing"). Under the clearing arrangement, Pershing confirms securities trades, processes securities movements and records transactions for customers in its accounts, for which Pershing receives a ticket charge per transaction. The Company also engages in investment security transactions with other settlement agents and with the direct product sponsor as issuer for certain investment security transactions. These trading activities may be conducted by the Company, its registered representatives or through direct customer purchases with the affiliate counterparties. The Company's commission revenues and related expenses are recorded on a trade date basis. The Company has evaluated the credit worthiness of Pershing and its other counterparties and determined the risk of material financial loss due to credit risk exposure to be minimal.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and investments in money market funds which are considered highly liquid instruments. The carrying amounts reported in the Statement of Financial Condition for these financial instruments approximate their fair values (as defined by the ASC) Fair Value Measurement and Disclosure Topic) due to their short-term nature. Cash and cash equivalents are classified as Level 1 in accordance with the fair value hierarchy of the ASC Fair Value Measurement and Disclosure Topic.

Investments

Investments are reported at fair value, with the resulting unrealized and realized gains and losses recognized currently in earnings. Gains and losses realized on the sale of securities are computed using the specific identification method. Unrealized gains and losses and realized gains and losses are combined and included in "Investment gain, net" in the accompanying Statement of Loss.

Interest and Dividend Income

Interest and dividend income primarily includes investment income derived from interest income on money market funds, fixed maturity securities, and income from securities related to the Company's deferred compensation plans.

Fixed Assets

Fixed assets are recorded at cost and are depreciated using the straight-line method over their estimated useful lives which range from 3 to 5 years. Maintenance and repairs are charged to expense when incurred; betterments and improvements that materially prolong the lives of the assets are capitalized. The cost of assets sold or retired and the

related accumulated depreciation are removed from the respective accounts, and the gain or loss on such disposition is recognized currently.

Receivables from Brokers and Dealers

The receivables from brokers and dealers represent commissions and other fees to be collected from the clearing broker, mutual fund companies, product sponsors, variable annuity, and variable life companies. Additionally, this balance includes cash required to be held on deposit at Pershing of $0.1 million.

Other Assets

Other assets are comprised primarily of prepaid expenses, loans to the Company's representatives and reimbursable expenses paid by the Company on its representatives' behalf. The Company's finance receivables are primarily in the form of representative debit balances and representative loan receivables. Certain loans to the Company's representatives contain terms which may result in the Company forgiving the principal and interest payments should the representative meet certain tenure and/or sales targets. The Company has recorded an allowance for expected credit losses of approximately $0.2 million against these receivables based on the specific terms at December 31, 2024. Pursuant to guidance in Financial Accounting Standards Board ASC 326-20-*Credit Losses*, the allowance for expected credit losses is calculated using a loss rate model which incorporates the Company's historical loss experience, adjusted to reflect Management's expectations of current conditions and reasonable and supportable forecasts. It is the Company's policy to reassess these historical loss factors and other assumptions annually, in the third quarter. The amount of receivables which were forgiven or written off during the year ended December 31, 2024, was approximately $0.7 million.

Contingent Liabilities

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable a liability has been incurred and the amount of loss or obligation can be reasonably estimated. The determination of whether a loss is probable and the estimate of an associated range of loss is subject to significant judgments and assumptions based on currently available information as of the reporting date and may materially change based on facts and circumstances presented in future periods. When a loss is considered to be probable and a range of possible loss can be estimated, the Company accrues the most likely amount within that range based upon management's judgment after the consideration of facts currently known and after consultation with its legal counsel, if appropriate.

As a result of the extensive regulation of the financial services industry, the Company's operations are subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations. Such reviews and inspections can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to censures with fines or other monetary repercussions. See Note 13 for further discussion.

Income Taxes

The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC and its subsidiaries. The Company utilizes the asset and liability method of accounting for income taxes in accordance with the ASC Income Taxes Topic. The method of allocation of current income taxes between the affiliates is subject to a written agreement under which the Company incurs a liability to PLC to the extent that a separate return calculation indicates that the Company has a federal income tax liability. If the Company has an income tax benefit, the benefit is recorded currently to the extent it can be carried back against prior years' separate company income tax expense. Any amount not carried back is carried forward on a separate company basis, and the tax benefit is reflected in future periods when the Company generates taxable income. With respect to state jurisdictions in which PLC and its subsidiaries file on a consolidated or unitary basis, the state tax benefit associated with separate company state net operating losses is paid by PLC in the year in which the loss is generated. Income taxes recoverable (payable) are recorded in the current income tax and are settled periodically, per the tax sharing agreement.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although these account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

4. Revenues

Revenue from contracts with customers includes commission revenues and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The following table shows revenues disaggregated by category:

Commissions	
Sales Based	$ 39,577,718
Trailing	29,254,668
Advisory	45,363,827
Asset based	763,153
Transaction and fee	4,875,125
Interest and dividend income	2,198,536
Investment gain, net	2,574,327
Total revenues	**$ 124,607,354**

The Company's accounting with respect to revenue recognition for each of its significant categories of contracts are outlined below, along with significant judgments involved in determining the timing and amount of revenues.

Commission Revenues

The Company earns commissions by executing client transactions in stocks, mutual funds, variable annuities, and other financial products and services. Commission revenues may be received at the point of sale (sales-based) or on a trailing basis. Regardless of the timing of the commission, the Company has no material obligations outside of product placement.

Sales based commission revenue is generally based on a percentage of the investment at the date of product placement and is recognized on the trade date.

Trailing commissions, including renewal commissions and 12b-1 fees, are generally based on a percentage of the investment's average fund balance or premium, in accordance with the applicable selling agreement. Variable consideration associated with trailing commissions is fully constrained until the amount is determinable, and is based on factors outside of our control, including market movements and client behavior (i.e., how long clients hold their investment, insurance policy or annuity contract). Trailing commissions revenue is recognized when it is probable that a significant reversal will not occur.

Advisory Revenues

The Company receives advisory fees for providing investment advisory services and managing the assets of its advisory clients over the term of the applicable arrangement. Fees are calculated as a percentage of assets under management and are accrued if billed in arrears and deferred if billed in advance. The fees are recognized on a straight-line basis over the period in which services are provided.

Costs incurred by the Company to provide advisory services to its clients primarily consist of commissions paid to the Company's registered representatives (RRs) and fees to money managers and service providers. Such costs are deferred and recognized on a straight-line basis over the period in which they are recovered through the recognition of related fee revenues.

Asset-Based Revenue

Asset-based revenues are comprised of asset-based sponsor revenue and cash sweep revenue. The Company receives fees from product sponsors for marketing support, education, and training efforts over a specified period. Compensation for these performance obligations included in asset-based revenue is calculated as a percentage of the average assets under management or as a percentage of sales. Sales-based and asset-based fees represent variable consideration and are recognized on a straight-line basis over the period in which services are provided. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. Money market cash sweep revenues are generated based on balances in the RRs' clients' money market cash sweep accounts and are accrued in the month earned.

Transaction and Fee Revenues

Transaction and fee revenue include fees the Company charges representatives and their clients, fee-based sponsor revenue, and investment banking fees.

The Company receives affiliation and technology fees from its contracts with representatives. These contracts grant the representatives the right to act as a representative for the Company's clients, to use the Company's technology platform and to offer for sale to its clients the Company's portfolio of products. The Company is the principal in these arrangements, as it has significant discretion in pricing and provides significant integration services in connection with providing the platform to its representatives. Affiliation fee revenue is recognized over time as the Company satisfies its obligation to provide access to its representative platform. The Company has recorded deferred revenue of approximately $0.1 million as of December 31, 2024 associated with affiliation fees collected from the representatives during the renewal period at the end of 2024 for the following year. Amounts are unearned until 2025 when the Company will recognize the revenue.

Ticket fees and other clearing revenues are charged to representatives and their clients for executing certain transactions. Ticket fees and other clearing revenues are recognized at the point in time that the related transaction is executed, generally on the trade date.

The Company receives fees from product sponsors for marketing support, education, and training efforts over a specified period. Compensation for these performance obligations included in transaction and fees is calculated as a fixed fee. Fixed fees received from product sponsors are accrued on a straight-line basis over the term of the applicable agreement. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors.

Transaction Price Allocated to Remaining Performance Obligations

The Company has contract liabilities representing revenues that will be recognized in future periods upon the satisfaction of remaining performance obligations of approximately $0.1 million as of December 31, 2024. This deferred revenue comprised of affiliation fees collected from the representatives during the renewal period at the end of 2024 for the following year. Amounts are unearned until 2025 when the Company will recognize the revenue.

The following table shows the revenue recognized and deferred during 2024:

Deferred revenue balance at January 1, 2024	$ 374,658
Affiliation fee revenue recognized during 2024	(374,658)
Affiliation fee revenue collected for 2025	121,648
Deferred revenue balance at December 31, 2024	$ 121,648

5. Related Parties

The Company occupies office space in the office building of an affiliate, Protective Life Insurance Company (PLICO), for which rent of approximately $0.6 million was expensed under an expense sharing agreement with PLC in 2024 and have been included in "Occupancy, related party" in the Company's Statement of Loss for the year ended December 31, 2024. In addition, during the year ended December 31, 2024, the Company expensed approximately $0.9 million in payments for providing various human resource and administrative services, and approximately $0.5 million for marketing services. These expenses have been included in "Corporate and divisional allocations, related party" in the Company's Statement of Loss for the year ended December 31, 2024. Approximately $0.2 million for providing legal services is included in "Legal, accounting, and consulting" in the Company's Statement of Loss for the year ended December 31, 2024. Approximately $2.6 million was for providing technology support and infrastructure, which is included in "Technology" in the Company's Statement of Loss for the year ended December 31, 2024. The Company is billed by PLICO, which is also a wholly owned subsidiary of PLC, for these items and related amounts due are settled monthly in the normal course of the Company's operations.

The Company also contracted with Concourse Financial Group Agency, Inc., an affiliate, for management and administrative services supporting its wholesaling and brokerage general agency division. The Company expensed approximately $3.5 million for management and administrative services related to this agreement, which is included in "Corporate and divisional allocations, related party" in the Company's Statement of Loss for the year ended December 31, 2024. This agreement ended November 15, 2024, with the Company's assignment to IDI of certain net assets, contracts with third parties, and intellectual property related to its wholesaling division.

The Company recorded commission revenue in 2024 from IDI, a subsidiary of PLC, of approximately $5.9 million, which represents the commissions received from the sale of registered life and annuity products of its affiliated life insurance companies. This amount is included in "Commissions Revenue" in the Company's Statement of Loss for the year ended December 31, 2024. In accordance with an administrative services agreement, the Company provides management and administrative services to IDI, including various overhead and technology services. The Company recognized approximately $0.8 million of related income in 2024 under this agreement, which are included in "Transaction and fee revenue".

All employees of the Company participate in the PLC Defined Benefit Pension Plan and/or its Unfunded Excess Benefits Plan (collectively "the Plans"). The Plans are not separable by affiliates participating in the plans. The benefits are based on years of service and the employee's compensation. PLC's funding policy is to contribute amounts to the Plans sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act (ERISA) plus such additional amounts as PLC may determine appropriate from time to time. Contributions are intended to provide not only for benefits attributable for service to date but also for those benefits expected to be earned in the future.

The employees of the Company also are eligible to participate in PLC's qualified, defined contribution employee benefit plan under Internal Revenue Code Section 401(k). PLC provides a match for employee contributions to the 401(k) plan in cash. PLC also has adopted a supplemental matching contribution program which is a nonqualified plan that provides supplemental matching contributions in excess of limits imposed on qualified deferred contribution plans by federal law. In addition, PLC provides limited health care benefits to eligible retired employees of the Company until age 65 and provides certain medical and other benefits to active employees of the Company.

Charges related to these employee benefit plans provided by PLC were approximately $1.2 million and have been included in "Salaries and wages" in the Company's Statement of Loss for the year ended December 31, 2024.

6. Fixed Assets

Fixed assets consist of the following as of December 31, 2024:

System software	$ 1,306,914
Less: Accumulated depreciation	(1,093,993)
Net fixed assets	$ 212,921

Depreciation expense in the amount of approximately $0.3 million was recognized in 2024.

7. Income Taxes

The Company's effective income tax rate varied from the maximum federal income tax rate as follows for the year ended December 31, 2024:

Statutory federal income tax rate applied to pre-tax income	21.00%
State income taxes, including state valuation allowance	(6.06%)
Non deductible expenses	(2.02%)
Federal valuation allowance	61.52%
Effective income tax rate	74.44%

The provision for income tax benefit is as follows:

Provision for income tax benefit	
Current state	$ (5,734)
Deferred federal	(1,660,509)
Deferred state	160,944
	$ (1,505,299)

The following table shows the significant components of the net deferred income tax asset as of December 31, 2024.

Deferred income tax asset	
Deferred compensation	$ 6,037,322
Legal reserve and contingencies	97,247
State loss carryover	110,357
Accrued vacation	28,814
Intercompany tax sharing loss carryforward	984,332
Other	37,629
Valuation allowance	(5,120,803)
Total gross deferred income tax asset	2,174,898
Deferred income tax liability	
Prepaid expense	190,835
Software	25,559
Total gross deferred income tax liability	216,394
Net deferred income tax asset	$ 1,958,504

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as the Company's projections for future growth.

On the basis of this evaluation, as of December 31, 2024, a valuation allowance of approximately $5.1 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as the Company's projections for growth.

As of December 31, 2024, the Company evaluated the need for the recognition of an uncertain tax liability in accordance with the guidance of ASC 740, "Income Taxes," and determined none should be recorded or disclosed. The Company's policy is to recognize interest and penalties related to tax contingencies in income tax expense during the period in which they are identified. In general, the Company is no longer subject to income tax examinations by taxing authorities for tax years that began before 2021.

For the year ended December 31, 2024, current income tax receivable from PLC was $0.4 million.

8. Liabilities Subordinated to the Claims of General Creditors

For the year ended December 31, 2024, the Company had no liabilities that were subordinated to the claims of general creditors.

9. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital (as defined) and requires the ratio of aggregate indebtedness (as defined) to net capital shall not exceed 15 to 1. At December 31, 2024, the Company had computed net capital of approximately $5.1 million which was

approximately $4.4 million in excess of its required minimum net capital of approximately $0.7 million. The Company's aggregate indebtedness to net capital ratio at December 31, 2024 was 212.61%.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it has disclosed that all exchange-based transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers.

The Company has claimed an exemption from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(i), as it promptly transmits all customer funds received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Additionally the Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

10. Deferred Compensation Plans

The Company has established deferred compensation plans for the benefit of its registered representatives. Deferred compensation withheld under these plans is used to purchase investments (primarily mutual funds, equities, and life insurance policies), as directed by the participants. In addition, the Company may provide matching contributions for participants who meet certain production targets. Matching contributions of $24,000 were paid by the Company during 2024.

A trust was established to aid the Company in meeting its obligations under the plans. Investments held by the trust are consolidated and reported as investments of the Company in the accompanying Statement of Financial Condition. Investments are reported at fair value with changes reported as "Investment gain, net" in the accompanying Statement of Loss. Life insurance policies held by the trust are reported at their cash surrender value with changes reported as "Investment gain, net" in the accompanying Statement of Loss. The Company records a deferred compensation obligation equal to the total reported fair value of the trust assets plus cash in transit (See Note 11). Changes in the deferred compensation obligation are recorded as commission expense in the accompanying Statement of Loss. The registered representatives who are grantors of the trust, participating in the deferred compensation plans, bear the entire investment risk of the underlying investments of the deferred compensation plans.

11. Trading Securities and Investments

The Company holds certain securities used for operational trading purposes with Pershing. The following table shows these securities at fair value as of December 31, 2024:

	Owned
Equity securities	$ 124
	$ 124

The Company also holds securities related to the deferred compensation plans that are held at fair value. The investments in the deferred compensation plans consist of the following securities as of December 31, 2024:

Mutual fund investments	$ 27,176,144
Life insurance policies	675,736
Equity securities	183,547
U.S. Treasury obligations	10,100
	$ 28,045,527

The Company has recorded a liability equal to the value of these investments held in the deferred compensation plan.

The following table shows net unrealized gain and net realized gain, respectively.

	Unrealized Gain	Realized Gain	Gain
Tradıng Securites	$ (1,449)	$ 83,879	$ 82,430
Deferred Compensation Plan Investments	2,057,509	434,388	2,491,897
Investment gain, net	$ 2,056,060	$ 518,267	$ 2,574,327

Generally, all investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible changes in risks in the near term could materially affect investment balances, the amounts reported in the Statement of Financial Condition and the amounts reported in the Statement of Loss.

12. Fair Value of Financial Instruments

The Company determined the fair value of its financial instruments based on the fair value hierarchy established in FASB guidance referenced in the ASC Fair Value Measurements and Disclosures Topic, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

Financial assets and liabilities recorded at fair value on the Statement of Financial Condition are categorized as follows:

- **Level 1:** Unadjusted quoted prices for identical assets or liabilities in an active market
- **Level 2:** Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

  a. Quoted prices for similar assets or liabilities in active markets

  b. Quoted prices for identical or similar assets or liabilities in non-active markets

  c. Inputs other than quoted market prices that are observable

  d. Inputs that are derived principally from or corroborated by observable market data through correlation or other means
- **Level 3:** Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. They reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Company's hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2024.

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Securities owned				
Equity securities	$ 124	$ -	$ -	$ 124
Total securities owned	$ 124	$ -	$ -	$ 124
Deferred compensation plan investments				
Equity securities	183,547	-	-	183,547
U.S. Treasury obligations	10,100	-	-	10,100
Mutual funds	27,176,144	-	-	27,176,144
Life insurance policies	-	-	675,736	675,736
Total deferred compensation plan investments	27,369,791	-	675,736	28,045,527
Total assets measured at fair value on a recurring basis	$ 27,369,915	$ -	$ 675,736	$ 28,045,651

Determination of Fair Values

The valuation methodologies used to determine the fair values of assets and liabilities reflect market-participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the fair values of certain financial assets and financial liabilities based on quoted market prices, where available. Fair values reflect adjustments for counterparty credit quality, the Company's credit standing, liquidity and, where appropriate, risk margins on unobservable parameters. The following is a discussion of the methodologies used to determine fair values for the financial instruments, as listed in the above table.

The Company has analyzed the third party pricing services' valuation methodologies and related inputs and has also evaluated the various types of securities in its investment portfolio to determine an appropriate fair value hierarchy level based upon trading activity and the observability of market inputs that is in accordance with the ASC Fair Value Measurements and Disclosures Topic. Based on this evaluation and investment class analysis, each price was classified into Level 1, 2 or 3. Most prices provided by third party pricing services are classified into Level 1 and 2 because they have quoted market prices, or significant inputs used in pricing the securities are market observable.

Deferred Compensation Plan Investments

The Company holds investments in open-ended mutual funds, life insurance policies, equity securities, and U.S. government and agency obligations related to the deferred compensation plan. Open-ended mutual funds are classified as Level 1 as published net asset values are utilized for the individual securities. Equity securities are classified as Level 1 as the closing prices on exchanges are utilized for individual securities. U.S. government and agency obligations investments are classified as either Level 1 or Level 2 based on the principal market for the security. Life insurance policies issued by a related party (PLICO) are carried at their cash surrender value and reported as Level 3 under the market approach. Cash surrender value represents the amount of cash that may be realized by the owner of a life insurance contract upon discontinuance and surrender of the contract prior to maturity.

The following table presents a reconciliation of the beginning and ending balances for fair value measurements for the year ended December 31, 2024, for which the Company has used significant unobservable inputs (Level 3):

	Beginning Balance	Realized and Unrealized	Purchases	Distributions	Ending Balance
Assets					
Life insurance policies	$ 608,068	$ 135,958	$ -	$ (68,290)	$675,736
Total assets measured at fair value on a recurring basis	$ 608,068	$ 135,958	$ -	$ (68,290)	$675,736

Total realized and unrealized gain on Level 3 assets are reported in "Investment gain, net" within the Statement of Loss.

The Company did not transfer any Level 1, 2, or 3 investments for the year ended December 31, 2024.

Purchases and settlements represent activity that occurred during the period that results in a change of the asset but does not represent changes in fair value for the instruments held at the beginning of the period.

The following table presents the valuation method for material financial instruments included in Level 3, as well as unobservable inputs used in the valuation of those financial instruments:

	Fair Value Dec 31, 2024	Valuation Technique	Unobservable Input
Assets			
Life insurance policies held in deferred compensation plan	$ 675,736	Cash Surrender Value	Financial Stability of Insurer

Financial assets and liabilities, excluding financial instruments recorded at fair value on a recurring basis, which include receivables, payables, and any other financial instruments as defined by ASC Financial Instrument Topic, have a carrying value that would approximate their fair value as of December 31, 2024 as they are short term in nature. These financial assets and liabilities, other than cash and cash equivalents, would be estimated as Level 2 instruments on the fair value hierarchy. There were no circumstances which required the Company to measure any assets or liabilities at fair value on a nonrecurring basis as of December 31, 2024.

13. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business involving sales practices of representatives, alleged misconduct, and other matters. These matters have often resulted in the awarding of judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions. In addition, the Company may also be the subject of reviews of its operations by regulatory authorities and self-regulatory organizations.

The Company contests liability and/or the amount of damages as appropriate in each pending matter brought against it. Related to any such matters, if the Company has information available to it which indicates that it is probable that a liability has been incurred as of the date of the financial statements and the Company can reasonably estimate the amount of that loss, the Company accrues the estimated liability by a charge to income. In many instances it may be inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any potential loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability accrued with respect to a previously recognized loss contingency, it is not always possible to reasonably estimate the amount of the possible loss or range of loss. Subject to the foregoing, management of the Company believes, based on currently available information, after consultation with outside legal counsel and taking into account its established reserves, that pending legal actions, investigations and regulatory inquiries will be resolved with no material adverse effect on the financial position of the Company. However, if during any period a potential adverse contingency should become probable or be resolved in an amount in excess of the established reserves, the results of operations in that period could be materially adversely affected. In addition, there can be no assurance that material losses will not be incurred from claims that have not yet been brought to the Company's attention or are not yet determined to be probable or reasonably possible to result in loss. The Company has established a total liability for all such matters of approximately $0.4 million, including amounts owed to regulatory agencies, as of December 31, 2024. This liability is included in "Other accrued expenses" on the Statement of Financial Condition.

Management currently estimates the aggregate range of possible loss is from $0 to $1 million in excess of the accrued liability (if any) related to contingent matters as of December 31, 2024 where the likelihood of loss is at least reasonably possible. The Company policy for accounting for legal fees is to record such fees as the services are provided.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities. The Company uses a clearing broker-dealer to execute exchanged-based and customer transactions which are held in brokerage accounts maintained by the clearing broker-dealer. Such transactions may expose the Company and the clearing broker-dealer to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations.

14. Subsequent Events

The Company has evaluated events subsequent to December 31, 2024, and through the financial statement issuance date of March 10, 2025. The Company has not evaluated subsequent events after that date for presentation in these financial statements.

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2024 — Schedule I

Net Capital	
Total stockholder's equity	$ 13,696,993
Deductions and/or charges	
Nonallowable assets	
Receivables and other assets	(6,249,304)
Deferred income tax asset	(2,174,898)
Haircut on securities positions and money market funds	(178,582)
Net capital	5,094,209
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	3,008,837
Due to parent and affiliates	2,466,182
Deferred revenue and other accrued expenses	5,355,815
Total aggregate indebtedness	10,830,834
Computation of Basic Net Capital Requirement	
Greater of 6-2/3% of aggregate indebtedness or $250,000	$ 722,056
Excess net capital (net capital, less net capital requirement)	$ 4,372,153
Ratio: Aggregate indebtedness to net capital	212.61%

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and with the Company's unaudited December 31, 2024 FOCUS Report as amended on February 21, 2025.

See accompanying report of independent registered public accounting firm.

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Computation for Determination of Customer Reserve Requirements, Computation for Determination of PAB Reserve Requirements, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2024 — Schedule II

Exemption Under Section (k)(2)(ii) Has Been Claimed
The Company is not required to file the above schedule as it has claimed an exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(ii) of the rule, as it has disclosed that all transactions are cleared with customers on a fully disclosed basis through a clearing broker or dealer and customer funds and securities are promptly transmitted to the clearing broker or dealer which carries all of the accounts of such customers or the product sponsor or settlement agent with whom the customer transacts.

Exemption Under Section (k)(2)(i) Has Been Claimed
The Company is not required to file the above schedule as it has claimed an exemption from Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(2)(i) of the rule, as it promptly transmits all customer funds received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Exemption Under Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 Has Been Claimed
The Company is not required to file the above schedule because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Concourse Financial Group Securities, Inc.:

We have reviewed management's statements, included in the accompanying Concourse Financial Group Securities, Inc.'s Exemption Report (the Exemption Report), in which Concourse Financial Group Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k)(2) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2)(ii), and is filing the exemption report pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company's other business activities are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) (together, the exemption provisions). We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2024 except as described in its Exemption Report The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

/s/ KPMG LLP

Birmingham, Alabama
March 10, 2025

Concourse Financial Group Securities, Inc.
(a wholly owned subsidiary of Protective Life Corporation)
Exemption Report Under SEC Rule 17a-5

Concourse Financial Group Securities, Inc.'s Exemption Report

Concourse Financial Group Securities, Inc. (the "Company") formerly known as ProEquities, Inc., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following.

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year ended December 31, 2024 except as described below.

For the 439 instances listed below, customer funds and securities were not promptly transmitted to the clearing broker, which carries all accounts of such customers.

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks or securities were not remitted timely due to a representative error in timely remitting of the check or securities	419	January 2024 (35 exceptions) February 2024 (36 exceptions) March 2024 (41 exceptions) April 2024 (44 exceptions) May 2024 (30 exceptions) June 2024 (39 exceptions) July 2024 (30 exceptions) August 2024 (32 exceptions) September 2024 (18 exceptions) October 2024 (32 exceptions) November 2024 (38 exceptions) December 2024 (44 exceptions)
Checks were held by representatives until initial account paperwork could be processed	3	June 2024 (1 exception) October 2024 (1 exception) December 2024 (1 exception)
Checks were not remitted timely due to timing of representative vacations, holidays, and office hours held	15	January 2024 (1 exception) February 2024 (1 exception) May 2024 (6 exceptions) August 2024 (1 exception) October 2024 (2 exceptions) November 2024 (3 exceptions) December 2024 (1 exceptions)
Checks were held at the customer's request	1	October 2024 (1 exception)
Checks were held due to home office input error	1	October 2024 (1 exception)

3 The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company,

(2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, except as described below.

For the 1,789 instances listed below, customer funds and securities were not promptly transmitted to the product sponsor or settlement agent with whom the customer transacts

Nature of Exception	Number of Exceptions	Dates of Exceptions
Checks or securities were not remitted timely due to a representative error in timely remitting of the check or securities	1,765	January 2024 (167 exceptions) February 2024 (149 exceptions) March 2024 (188 exceptions) April 2024 (216 exceptions) May 2024 (132 exceptions) June 2024 (114 exceptions) July 2024 (160 exceptions) August 2024 (128 exceptions) September 2024 (102 exceptions) October 2024 (151 exceptions) November 2024 (109 exceptions) December 2024 (149 exceptions)
Checks were held by representatives until initial account paperwork could be processed	4	January 2024 (1 exception) May 2024 (1 exception) August 2024 (2 exceptions)
Checks were not remitted timely due to timing of pick up by mail or overnight delivery service	3	January 2024 (2 exceptions) April 2024 (1 exception)
Checks were not remitted timely due to timing of representatives' vacations, holidays, and office hours held	12	January 2024 (1 exception) February 2024 (3 exceptions) May 2024 (1 exception) July 2024 (1 exception) August 2024 (1 exception) September 2024 (1 exception) October 2024 (2 exceptions) November 2024 (1 exception) December 2024 (1 exception)
Checks were held at the customer's request	4	April 2024 (3 exceptions) December 2024 (1 exception)
Checks were held due to home office input error	1	October 2024 (1 exception)

I, Darren Guerrera, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct

By: ______________________
Darren Guerrera
Title. Chief Financial Officer
Date: March 10, 2025